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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49036

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 01 2007___ AND ENDING ___12 31 2007___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

Dale Edward Kleinser

NAME OF BROKER-DEALER: FCS SECURITIES-DBA

Mail Processing Section SEC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

417 E 90TH ST STE 8C

FEB 2 7 2008

(No. and Street)

NEW YORK   NY   Washington, DC 101   10128-5175

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DALE KLEINSER   212-722-1325

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Dale E. Kleinser__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __FCS Securities__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Sole Proprietor__
Title

SHIRLEY HARRISON
Notary Public, State of New York
No. 31-4631168
Qualified in New York County
Commission Expires _____ 20 _10_

_____
Notary Public

STATE OF NEW YORK
COUNTY OF NEW YORK
SWORN TO AND SUBSCRIBED BEFORE ME
THIS _13_ DAY OF _February_ _2008_

_____
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FCS SECURITIES

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2007

ASSETS

CURRENT ASSETS
 Cash - money market (see note 1) $ 10,229

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES $ -

TOTAL OWNER'S EQUITY   10,229

TOTAL LIABILITIES AND OWNER'S EQUITY $ 10,229

The accompanying notes are an integral part of these financial statements .

FCS SECURITIES

NOTES TO FINANCIAL STATEMENTS

For The Year Ended December 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES This summary of significant accounting policies of FCS Securities (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's owner, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The preparation of the financial statements in conformity with generally accepted accounting principles requires ownership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

END